SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: August 5, 2014

Table of Contents

Press Release August 5, 2014

CONCLUSION OF TWO AGREEMENTS

Preissac Property – Agreement with Donner Metals Ltd.

Virginia Mines Inc. (“Virginia”) (TSX-VGQ) announces the sale to Donner Mines Ltd. (“Donner”) of its 100% interest in the Preissac nickel-copper-PGE property in consideration for the issuance of 588,235 common shares of Donner. The Preissac Property comprises 55 claims and is located about 25 kilometres northwest of the town of Malartic, in the Abitibi region of Quebec. Virginia will retain a 2% net smelter return royalty.

SAGAR Property – Agreement with Energizer Resources Inc. and Honey Badger Exploration Inc.

Pursuant to a letter of intent (the “SAGAR Agreement”) entered into in April 2006 between Virginia and Energizer Resources Inc. (formerly Yukon Resources Inc.), Virginia holds a 1.5% net smelter return royalty (the “SAGAR Royalty”) on 182 mining claims comprising the Sagar Property. In addition, Virginia had (a) a right of first refusal on any sale, assignment or transfer of Energizer’s interests in the mining claims subject to the SAGAR Royalty (the “Right of First Refusal”); and (b) a back-in right entitling Virginia to re-acquire a 51% interest in the mining claims that are subject to the SAGAR Royalty, should no less than 500,000 ounces of contained gold equivalent or all precious metals be discovered (the “Back-In Right”), by paying two and a half times of the Current Expenditures (as defined in the SAGAR Agreement) incurred by Energizer on the discovery prior to Virginia’s election. In addition, pursuant to an agreement dated July 31, 2014, Energizer has granted to Honey Badger Exploration Inc. (“Honey Badger”) an option to acquire an interest of up to 100% in the Sagar Property in consideration of cash payments, share issuances and work commitment expenditures.

Virginia announces that it has agreed to waive all of its rights in connection with the Right of First Refusal and the Back-In Right. As consideration for the waiver, Honey Badger has agreed to issue 1,000,000 common shares to Virginia. Virginia’s waiver does not apply to the SAGAR Royalty. The transaction is subject to the approval of the TSX Venture Exchange. All securities to be issued pursuant to the Waiver Agreement will be subject to a statutory four months and one day hold period.

The SAGAR Property is located 190 kilometres NNW of Schefferville, Nunavik Territory, Quebec.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $47.7 million as at May 31, 2014, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Robin Villeneuve, CFO

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.